UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

schedule 14d-9

Solicitation/Recommendation Statement under Section 14(d)(4)
of the Securities Exchange Act of 1934

(Amendment No. 10)

ALCAN INC.

(Name of Subject Company)

ALCAN INC.

(Name of Person(s) Filing Statement)

Common Shares
Common Share Purchase Rights

(Title of Class of Securities)

013716105

(CUSIP Number of Class of Securities)

Roy Millington, Corporate Secretary

Alcan Inc.

1188 Sherbrooke Street West

Montreal, Quebec, Canada H3A 3G2

514-848-8000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

With copies to:

Scott D. Miller George J. Sampas Sullivan & Cromwell LLP 125 Broad Street New York, NY 10004	Norman M. Steinberg Andrew Bleau Ogilvy Renault LLP 1981 McGill College Avenue Montreal QC, Canada H3A 3C1

☐       Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Introduction

This Amendment No. 10 to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Statement”) originally filed by Alcan Inc. on July 24, 2007, as amended by Amendment No. 1 filed on August 1, 2007, Amendment No. 2 filed on August 2, 2007, Amendment No. 3 filed on August 3, 2007, Amendment No. 4 filed on August 8, 2007, Amendment No. 5 filed on August 29, 2007, Amendment No. 6 filed on August 31, 2007, Amendment No. 7 filed on September 11, 2007, Amendment No. 8 filed on October 10, 2007 and Amendment No. 9 filed on October 11, 2007.  Except as otherwise noted, the information set forth in the original Statement, as amended by Amendments No. 1, 2, 3, 4, 5, 6, 7, 8 and 9 thereto, remains unchanged.

Item 9.  Exhibits.

Item 9 is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(30)	Press release re. Rio Tinto receives all regulatory approvals for the Alcan Offer issued on October 18, 2007

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 18, 2007

                                                                                                /s/ Roy Millington

                                                                                                Roy Millington

                                                                                                Corporate Secretary